FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RELEVANT EVENT

PROMOTORA DE INFORMACIONES SA (PRISA) announces the following relevant event, according with article 82 of the Ley del Mercado de Valores (Stock Exchange Law).

With respect to the tax treatment of the financial expenses, included in the Royal Degree Law 12/2012, (published March, 31st) and considering some analyst speculation about its potential impact on PRISA figures, the company wants to clarify the following:

1)	The measure approved does not mean any further cash out in PRISA tax group in year 2012, nor it is expected to have any cash impact in the following tax years

2)
The nondeductible financial expenses, according to the reform approved , can be deducted with the same limit in the following 18 years, and therefore it is not expected to have an impact on the Profit and Loss account either in the next years

Madrid, 2nd April 2012

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market ("Ley del Mercado de Valores").

I.	Class B shares conversion into Class A shares

Following the Relevant Information dated February 24, 2012, with registration CNMV No. 158825, PRISA informs that on March 2 and effects of today, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System ("Sistema de Interconexion Bursatir) 3,902,040 new Class A common shares coming from the exercise of the conversion right of Class B non-voting shares issued by PRISA in connection with the capital increase by non-cash contribution1.

II.	Exercise of Warrants

Following the Relevant Information dated February 24, 2012, with registration CNMV No. 158825, PRISA informs that on March 2 and effects of today, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System ("Sistema de Interconexion Bursatir) 179 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrants2.

Madrid, March 5th, 2012

1 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

2 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 2, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors